RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SELECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

RED HORSE ENTERTAINMENT CORPORATION

11828 La Grange Avenue

Los Angeles, California 90025

July 22, 2005

This report is furnished by the Board of Directors of Red Horse Entertainment Corporation, a Nevada corporation (the “Company”), to the holders of common stock of the Company to provide notice of a change in management.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

DIRECTORS, EXECUTIVE OFFICERS, AND NOMINEES;

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

On July 13, 2005 the Company received the final documents necessary to close the acquisition of Silverstrand International Holdings Limited. In connection with the acquisition, Bill Rogers resigned as a director and officer of Red Horse and Mr. Jiang Fang was elected as a director to fill the resulting vacancy. In addition, all of the remaining officers, including Wayne M. Rogers who was serving as Chief Executive Officer and Chief Financial Officer, were replaced by new officers designated by Silverstrand Holdings.

Effective July 18, 2005 the Board of Directors approved resolutions appointing Jiang Peng, Duan Jingshi, Li Guang Hua and Wang Li Rong to serve as directors of the Company as of August 2, 2005, to fill vacancies resulting from the resignations of Wayne M. Rogers and Jack M. Gertino and an increase in the number of persons comprising the Board to five. These appointees will constitute a majority of the members of the board of directors. As a result of the foregoing there has been a change of control in management of the Company.

The table on the following page sets forth certain information for each officer, director and director-elect of the Company.

Name	Age	Positions	Since
Jiang Fang	50	Chairman of the Board, Chief Executive Officer and President	2005
Jiang Peng	42	Executive Vice-President	2005
Duan Jingshi	52	Vice-President, Property Development	2005
Li Guang Hua	44	Vice-President, Sales	2005
Wang Li Rong	42	Chief Financial Officer, Treasurer and Secretary	2005

All executive officers are elected by the Board and hold office until their successors are duly elected and qualified. Each Director is elected by the stockholders and serves until resignation or election of a successor by the stockholders.

The following is information on the business experience of each of the new officers.

Jiang Fang has served for the past five years as the President and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited. Mr. Jiang is the brother of Mr. Jiang Peng.

Jiang Peng has served for the past five years as the General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited. Mr. Jiang has general supervisory responsibility for Silverstrand International and its projects.

Duan Jingshi has served as a Vice General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry, since January, 2002, and has responsibility for real property development. For over two years prior to January 2002 he served as President of Shenyang Normal University.

Li Guang Hua has served as a Vice General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited since 1992. Mr. Li has responsibility for project sales and management.

Wang Li Rong has served as a Vice General Manager and a Director of Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited since 1995. Ms. Wang manages finance and accounting for Silverstrand International.

It is expected that in the first week of August 2005, the Board of directors will evaluate and make determinations with respect to the formation of committees, committee assignments, and related matters.

EXECUTIVE COMPENSATION

Compensation

The following table provides certain summary information concerning compensation earned for services rendered in all capacities to Silverstrand International and its subsidiary, Shenyang Maryland International Industry Company Limited, for the fiscal years ended December 31, 2004, 2003, and 2002, by the person serving in the capacity of chief executive officer and the other most highly compensated executive officers (the “Named Executive Officers”). This information includes the dollar amount of base salaries. No bonuses or other compensation was paid.

Summary compensation table

Name and Position	Year	Salary($)
Jiang Fang	2004	9,888
President	2003	12,649
	2002	24,155

Jiang Peng	2004	2,472
General Manager	2003	-
	2002	14,493

Duan Jingshi	2004	9,500
General Manager	2003	-
	2002	18,116

Li Guang Hua	2004	6,320
General Manager	2003	6,320
	2002	14,493

Wang Li Rong	2004	6,086
General Manager	2003	4,791
	2002	9,662

Stock option

The Company has not adopted any stock option plan and no options have been issued, or are proposed to be issued, to the Named Executive Officers at the present time.

Employment contracts

Each of the Named Executive Officers are employed under written contracts that are identical, but for the base salary listed in the table above. The employment contracts are for a term of five years that began January 1, 2002 and end December 31, 2007, and provide for the same government benefits and employment regulation that are generally applicable to employees in Liaoning Province of the People’s Republic of China.

Compensation of directors

The Company has not adopted any plan or arrangement for compensating directors for their services.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of July 13, 2005, the number and percentage of the 10,557,406 shares of outstanding common stock that were beneficially owned by each person who is currently a director or director-elect (who are also all of the executive officers). Two of the persons listed are the only persons who hold more than 5% of the outstanding common stock of the Company. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned.

	Common Shares	Percent of Class
Name and Address
Jiang Fang Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	8,178,447	77.5
Jiang Peng Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	1,010,233	9.6
Duan Jin Shi Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	101,024	1.0
Li Guang Hua Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	101,024	1.0
Wang Li Rong Suite C, 25-26F, President Building No. 69 Heping North Street Heping District Shenyang, China	101,024	1.0

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years ended December 31, 2004 and 2003 and during 2005, Silverstrand International has received from time to time short-term advances for general corporate purposes from two officers and directors. Silverstrand International has established the practice of making advances for business related costs and expenses to its executive officers.

A summary of advances to and from executive officers during 2004 and 2003 are as follows:

Name	Balance at		Maximum outstanding balance during year	Security held
	12.31.2004	12.31.2003
Jiang Fang	$(13,453)	$(40,196)	$831,958	none
Jiang Peng	(264,755)	289,127	$289,127	none
Dang Jingshi	3,623	5,152	$5,152	none
Li Guang Hua	-	2,500	$2,500	none
Wang Li Rong	-	2,452	$2,452	none
	$(274,585)	$259,035